UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

ICOX INNOVATIONS INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

44932L 104
(CUSIP Number)

copy to: ICOX Innovations Inc. 4101 Redwood Avenue, Building F, Los Angeles, CA 90066 Bruce Elliott 424.570.9446
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	44932L 104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cameron Chell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,650,000(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
2,650,000(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,650,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Consists of 50,000 shares held directly, 2,000,000 shares held indirectly through Blockchain Fund GP Inc., 200,000 shares held through 1373024 Alberta Inc. and 400,000 stock option held directly, exercisable at a price of $0.10 per share until October 15, 2027.  Cameron Chell has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these shares.

(2)	Calculated based on the aggregate of 22,729,474 shares, which consists of 22,329,474 shares outstanding as of January 24, 2019, and 400,000 shares that may be acquired on exercise of stock options.

CUSIP No.	44932L 104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blockchain Fund GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Nil
	8	SHARED VOTING POWER
2,000,000(1)
	9	SOLE DISPOSITIVE POWER
Nil
	10	SHARED DISPOSITIVE POWER
2,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% based on 22,329,474 issued and outstanding as of January 24, 2019.
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Cameron Chell has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these shares.

CUSIP No.	44932L 104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1373024 Alberta Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Nil
	8	SHARED VOTING POWER
200,000(1)
	9	SOLE DISPOSITIVE POWER
Nil
	10	SHARED DISPOSITIVE POWER
200,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9% based on 22,329,474 issued and outstanding as of January 24, 2019.
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Cameron Chell has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these shares.

This Schedule 13D/A is being filed on behalf of Cameron Chell (“Chell”), Blockchain Fund GP Inc. (“Blockchain”) and 1373024 Alberta Inc. (“1373024” and, together with Chell and Blockchain, collectively, the “Reporting Persons”) relating to the shares of common stock of ICOX Innovations Inc., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1.  Security and Issuer

This Statement relates to the shares of common stock (the “Shares”) of the Issuer.  The principal executive offices of the Issuer are located at 4101 Redwood Avenue, Building F, Los Angeles, CA  90066.

Item 2.  Identity and Background

This Statement is filed by the Reporting Persons.

Chell, the non-executive chairman and a director of the Issuer, has a resident address at 561 Brooks Avenue, Venice, CA  90291.

Blockchain, a corporation existing under the laws of Alberta, Canada, is a company that provides services for blockchain initial coin offerings.  Blockchain’s business address is L120, 2303 – 4 Street SW, Calgary, AB  T2S 2S7.

1373024, a corporation existing under the laws of Alberta, Canada, is a wholly owned holding company.  1373024’s business address is L120, 2303 – 4 Street SW, Calgary, AB  T2S 2S7.

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-3 under the Act, by reason of his relationship with each of Blockchain and 1373024, Chell may be deemed the beneficial owner of all of the Shares beneficially owned by each of Blockchain and 1373024.  Chell, Blockchain and 1373024 may be regarded as a group for purposes of Rule 13d-5 under the Act.

For information with respect to each executive officer and director of each of Blockchain and 1373024 see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3.  Source and Amount of Funds or Other Considerations

Pursuant to a subscription agreement dated November 27, 2018, 1373024 purchased 200,000 Shares at a price of $1.00 per Share for gross proceeds of $200,000.  The Shares were issued on November 27, 2018.

On January 22, 2019, Chell purchased 50,000 Shares in the open market at a price of $0.19 per Share for gross proceeds of $9,500.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes, but may transfer or sell such Shares as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described in this Schedule 13D/A, the Reporting Persons do not have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•
any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Chell	2,650,000(1)	11.7%(2)
Blockchain	2,000,000	9.0%(3)
1373024	200,000	0.9%(3)

(1)
Consists of 50,000 Shares held directly, 2,000,000 Shares held indirectly through Blockchain, 200,000 Shares held indirectly through 1373024 and 400,000 stock option held directly, exercisable at a price of $0.10 per share until October 15, 2027.  Pursuant to Rule 13d-3 under the Act, by reason of his relationship with each of Blockchain and 1373024 as described in Item 2, Chell may be deemed the beneficial owner of all of the Shares beneficially owned by each of Blockchain and 1373024.

(2)	Calculated based on the aggregate of 22,729,474 Shares, which consists of 22,329,474 Shares outstanding as of January 24, 2019, and 400,000 Shares that may be acquired on exercise of stock options.

(3)	Calculated based on the issued and outstanding of 22,329,474 Shares as of January 24, 2019.

Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Chell has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 2,650,000 Shares owned by Chell, Blockchain and 1373024.

Blockchain has shared power to vote or direct the vote and shares power to dispose or to direct the disposition of the Shares owned by Blockchain.

1373024 has shared power to vote or direct the vote and shares power to dispose or to direct the disposition of the Shares owned by 1373024.

During the last 60 days, the Reporting Persons have effected the following transactions involving the Shares:
•
Pursuant to a subscription agreement dated November 27, 2018, 1373024 purchased 200,000 Shares at a price of $1.00 per Share for gross proceeds of $200,000.  The Shares were issued on November 27, 2018; and

•	On January 22, 2019, Chell purchased 50,000 Shares in the open market at a price of $0.19 per Share for gross proceeds of $9,500.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits and this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

10.1	Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2019	/s/ Cameron Chell Signature
Cameron Chell Name

Dated: January 24, 2019	BLOCKCHAIN FUND GP INC. /s/ Cameron Chell Signature
Cameron Chell, Director, President, Corporate Secretary Name/Title

Dated: January 24, 2019	1373024 ALBERTA LTD. /s/ Cameron Chell Signature
Cameron Chell, Director, President, Corporate Secretary Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

This confirms the agreement by and between the undersigned that the Statement on Schedule 13D/A (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.001, of ICOX Innovations Inc., is being filed on behalf of each of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Each of the undersigned agrees that each of Blockchain and 1373024 shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated: January 24, 2019	/s/ Cameron Chell Signature
Cameron Chell Name

Dated: January 24, 2019	BLOCKCHAIN FUND GP INC. /s/ Cameron Chell Signature
Cameron Chell, Director, President, Corporate Secretary Name/Title

Dated: January 24, 2019	1373024 ALBERTA LTD. /s/ Cameron Chell Signature
Cameron Chell, Director, President, Corporate Secretary Name/Title

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D/A with respect to Blockchain Fund GP Inc.

BLOCKCHAIN FUND GP INC.

Name/Position	Business Address	Principal Occupation	Citizenship
Cameron Chell President, Corporate Secretary and Director	L120, 2303 – 4 Street SW Calgary, AB T2S 2S7	Chief Executive Officer of Business Instincts Group	Canadian

The following table sets forth the information required by Instruction C to Schedule 13D/A with respect to 1373024 ALBERTA INC.

1373024 ALBERTA INC.

Name/Position	Business Address	Principal Occupation	Citizenship
Cameron Chell President, Corporate Secretary and Director	L120, 2303 – 4 Street SW Calgary, AB T2S 2S7	Chief Executive Officer of Business Instincts Group	Canadian